                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 3)

                              OUTDOOR SYSTEMS, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   690057-10-4
                                 (CUSIP Number)

       Bill M. Beverage, 2502 N. Black Canyon Hwy., Phoenix, Arizona 85009
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 27, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 690057-10-4                                         Page 2 of 8 Pages

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William S. Levine
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[X]

                                                                     (b)[  ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

                                    PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                          [  ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                    U.S.A.
--------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                           29,733,546*
         OWNED BY              -------------------------------------------------
      EACH REPORTING           8     SHARED VOTING POWER
        PERSON WITH
                                              4,654,206*
                               -------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                                              29,733,546*
                               -------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                              306,000*
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           34,387,752*
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [  ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           18.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

                           IN
--------------------------------------------------------------------------------
* As adjusted for the three-for-two stock splits effected July 22, 1996, November 22, 1996, July 3, 1997, December 31, 1997 and May 29, 1998.

                                  SCHEDULE 13D

CUSIP No. 690057-10-4                                         Page 3 of 8 Pages

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
                               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Levine Investments Limited Partnership
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[X]

                                                                     (b)[  ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

                                    00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                          [  ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Arizona
--------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY                           29,733,321*
         OWNED BY              -------------------------------------------------
      EACH REPORTING           8     SHARED VOTING POWER
        PERSON WITH
                                              4,348,206*
                               -------------------------------------------------
                               9     SOLE DISPOSITIVE POWER

                                              29,733,321*
                               -------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                              -0-
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           34,081,527*
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [  ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           18.5%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

                           PN
--------------------------------------------------------------------------------
* As adjusted for the three-for-two stock splits effected July 22, 1996, November 22, 1996, July 3, 1997, December 31, 1997 and May 29, 1998.

                                  SCHEDULE 13D

CUSIP No. 690057-10-4                                         Page 4 of 8 Pages

This Amendment No. 3 ("Amendment No. 3") to the Statement on Schedule 13D ("Schedule 13D") previously filed by the undersigned with the Securities and Exchange Commission (the "Commission") with respect to the common stock, $.01 par value ("Common Stock"), of Outdoor Systems, Inc. (the "Issuer"), as amended by Amendment No. 1 ("Amendment No. 1") filed with the Commission on August 28, 1997 and Amendment No. 2 ("Amendment No. 2") filed with the Commission on December 16, 1997, further amends the Schedule 13D and restates it in its entirety.

All information herein concerning the Common Stock of the Issuer has been adjusted to give effect to three-for-two stock splits effected July 22, 1996, November 22, 1996, July 3, 1997, December 31, 1997 and May 29, 1998.

ITEM 1.           SECURITY AND ISSUER.

           See page 1 of this Amendment No. 3.

ITEM 2.           IDENTITY AND BACKGROUND.

           (a) See Items No. 1 on pages 2 and 3 of this Amendment No. 3. Of the 29,733,546 shares of Common Stock as to which Mr. Levine is indicated as having sole voting and dispositive power, (i) 225 shares are owned by Mr. Levine directly and (ii) 29,733,321 shares are held of record by Levine Investments Limited Partnership ("Levine Investments"), Mr. Levine's family limited partnership, 1702 E. Highland, Suite 310, Phoenix, Arizona 85016. The shares of Common Stock as to which Mr. Levine is indicated as having shared voting power consist of 4,348,206 shares of Common Stock owned by M-K Link Investments Limited Partnership ("M-K Link") and certain transferees over which Mr. Levine shares voting control with Arte R. Moreno and over which Messrs. Levine and Moreno have certain rights of first refusal with respect to certain private sales and 306,000 owned by the William S. and Ina Levine Foundation (the "Levine Family Foundation"), a charitable organization.

                  Mr. Levine is the general partner of Levine Investments. Mr. Levine disclaims beneficial ownership of the shares of Common Stock beneficially owned by Levine Investments, except to the extent of his partnership interest. Mr. Levine is President and a member of the Board of Directors of the Levine Family Foundation and, by virtue of such position, may be deemed to share voting and dispositive power over the shares held by it. Mr. Levine disclaims beneficial ownership of the shares held by the Levine Family Foundation.

           (b)    1702 E. Highland, Suite 310
                  Phoenix, Arizona 85016

           (c)    Mr. Levine is Chairman of the Board of the Issuer.

           (d) Neither Mr. Levine nor Levine Investments have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) Neither Mr. Levine nor Levine Investments have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them has been or is subject to a judgment, decree or final order enjoining

                                  SCHEDULE 13D

CUSIP No. 690057-10-4                                         Page 5 of 8 Pages

                  future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) Mr. Levine is a citizen of the United States. Levine Investments is formed under the laws of the State of Arizona.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION.

         See Items 4 on pages 2 and 3 of this Amendment No. 2. The source of funds for the acquisition of the shares by Mr. Levine directly (see
         Item 2(a) above) was personal funds. Levine Investments acquired 1,017,585 of its shares of Common Stock upon the exercise of an option to purchase shares from M-K Link for an aggregate purchase price of $141,440. The source of such funds was internally available funds. Levine Investments acquired the balance of its shares by a contribution from Mr. Levine.

ITEM 4.           PURPOSE OF TRANSACTION.

         Both Mr. Levine and Levine Investments hold all securities held by them beneficially and of record for investment purposes. Mr. Levine and/or Levine Investments may acquire additional shares of Common Stock in the future for investment purposes.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

           (a) See Items 11 and 13 on pages 2 and 3 of this Amendment No. 3. Mr. Levine disclaims beneficial ownership of the shares of Common Stock of the Issuer beneficially owned by Levine Investments except to the extent of his partnership interest and disclaims beneficial ownership of the shares held by M-K Link.

                  Mr. Levine disclaims beneficial ownership of the shares held by the Levine Family Foundation.

           (b)    See Items 7 through 10 on pages 2 and 3 of this Amendment No.
                  3. Item 8 on each of page 2 and 3 includes 4,348,206 shares owned by M-K Link and certain transferees that are subject to the Stockholders' Agreement referred to in Item 6 below. Item 8 on page 2 also includes shares held by the Levine Family Foundation.

           (c) Neither Mr. Levine nor Levine Investments effected any transactions in Common Stock of the Issuer in the last 60 days.

           (d) The Stockholders' Agreement referred to in Item 6 was entered into on April 15, 1996.

           (e) Mr. Levine shares with Arte R. Moreno, the President and Chief Executive Officer and a director and stockholder of the Issuer, the right to vote the 4,348,206 shares owned by M-K Link and certain transferees thereof that are subject to the Stockholders' Agreement referenced in Item 6 below.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                                  SCHEDULE 13D

CUSIP No. 690057-10-4                                         Page 6 of 8 Pages

           Mr. Levine and Levine Investments are parties to a Stockholders Agreement (the "Infinity Stockholders Agreement"), dated as of May 27, 1999, among Infinity Broadcasting Corporation ("Infinity"), Mr. Levine, Arte R. Moreno, the President, Chief Executive Officer and a director and stockholder of the Issuer, Carole D. Moreno, Levine Investments and BRN Properties Limited Partnership. The Infinity Stockholders Agreement was entered into concurrently and in connection with the Agreement and Plan of Merger (the "Merger Agreement"), dated as of May 27, 1999, among Infinity, the Issuer and Burma Acquisition Corp., a wholly-owned subsidiary of Infinity ("Subsidiary"), pursuant to which the Issuer shall be merged (the "Merger") with and into Subsidiary, with the Issuer surviving the Merger and becoming a wholly-owned subsidiary of Infinity. Pursuant to the Infinity Stockholders Agreement, Mr. Levine and Levine Investments have agreed to vote (or cause to be voted) the shares beneficially owned by them (other than the Levine Family Foundation shares) and the shares held by M-K Link over which they have voting rights (see paragraph below) in the following manner: (a) in favor of the Merger, and the Merger Agreement and the approval of the terms thereof; (b) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or the Infinity Stockholders Agreement; (c) against any extraordinary corporate transaction, such as a merger or consolidation, involving the Issuer or any of its subsidiaries; or
           (d) against any other action involving the Issuer or its subsidiaries that is intended, or could in any manner be expected, to adversely affect the Merger and any transactions contemplated by the Merger Agreement and the Infinity Stockholders Agreement.

           Mr. Levine is a party to a Stockholders' Agreement (the "Stockholders' Agreement") dated as of April 15, 1996 among M-K Link, Mr. Levine and Arte R. Moreno, the President, Chief Executive Officer and a director and stockholder of the Issuer. Pursuant to the Stockholders' Agreement, M-K Link is prohibited from transferring any shares of Common Stock held by it, except for specifically permitted transfers among the family members of Stephen J. Haberkorn, pledges in connection with bona fide loans, transfers pursuant to public offerings, transactions permitted by Rule 144 (provided that no takeover proposal, as defined in the Stockholders' Agreement, is pending), and certain other transactions approved by the Issuer. The Stockholders' Agreement also grants Messrs. Levine and Moreno a right of first refusal with respect to any shares of Common Stock that M-K Link proposes to transfer in any transfer other than that specifically permitted by the Stockholders' Agreement. Finally, the Stockholders' Agreement grants to Mr. Levine and Mr. Moreno joint and several rights to exercise all voting rights with respect to shares of Common Stock owned by M-K Link in elections of directors, voting for approval or disapproval of mergers, consolidations or other proposals related to acquisitions by the Issuer, or any other matters submitted to stockholders of the Issuer for a vote. The Stockholders' Agreement remains in full force and effect for so long as each of Messrs. Levine and Moreno holds office as a director or officer of the Issuer or holds employment or consulting positions with the Issuer, or until M-K Link no longer holds shares of Common Stock of the Issuer. Upon the transfer by M-K Link of shares of Common Stock to certain related parties, these transferees became subject to the Stockholders' Agreement. Levine Investments is an express third-party beneficiary of the Stockholders' Agreement.

                                  SCHEDULE 13D

CUSIP No. 690057-10-4                                         Page 7 of 8 Pages

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

1. Stockholders' Agreement dated as of April 15, 1996 by and between M-K Link Investments Limited Partnership, Arte R. Moreno and William S. Levine. (Incorporated by reference to the Issuer's Registration Statement on Form S-1, File No. 333-1582, as filed with the Commission on February 22, 1996.)

2. Joint Filing Agreement dated as of August 26, 1997 by and between William S. Levine and Levine Investments Limited Partnership. (Filed as Exhibit No. 3 to Amendment No. 1 to
                  Schedule 13D as filed with the Commission on August 28, 1997.)

3. Stockholders Agreement, dated as of May 27, 1999, among Infinity Broadcasting Corporation, William S. Levine, Arturo
                  R. Moreno, Carole D. Moreno, Levine Investments Limited Partnership and BRN Properties Limited Partnership. (Filed as
                  Exhibit 99.2 to the Issuer's Current Report on Form 8-K dated June 3, 1999.)

                                  SCHEDULE 13D

CUSIP No. 690057-10-4                                         Page 8 of 8 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Date:  June 10, 1999

                                       /s/ WILLIAM S. LEVINE
                                       ----------------------------------------
                                          William S. Levine

                                       LEVINE INVESTMENTS LIMITED PARTNERSHIP

                                       By: /s/ WILLIAM S. LEVINE
                                           ------------------------------------
                                                William S. Levine
                                                General Partner

                                 EXHIBIT INDEX


1. Stockholders' Agreement dated as of April 15, 1996 by and between M-K Link Investments Limited Partnership, Arte R. Moreno and William S. Levine. (Incorporated by reference to the Issuer's Registration Statement on Form S-1, File No. 333-1582, as filed with the Commission on February 22, 1996.)

2. Joint Filing Agreement dated as of August 26, 1997 by and between William S. Levine and Levine Investments Limited Partnership. (Filed as Exhibit No. 3 to Amendment No. 1 to
                  Schedule 13D as filed with the Commission on August 28, 1997.)

3. Stockholders Agreement, dated as of May 27, 1999, among Infinity Broadcasting Corporation, William S. Levine, Arturo
                  R. Moreno, Carole D. Moreno, Levine Investments Limited Partnership and BRN Properties Limited Partnership. (Filed as
                  Exhibit 99.2 to the Issuer's Current Report on Form 8-K dated June 3, 1999.)